Exhibit 99

1 Q4 2020 Results + 2021 Outlook Call February 19, 2021

2 LOUIS TONELLI Vice President, Investor Relations

Forward Looking Statements 3 Certain statements in this document constitute "forward - looking information" or "forward - looking statements" (collectively, "for ward - looking statements"). Any such forward - looking statements are intended to provide information about management's current expectations and plans and may not be appropriate for other purposes. Forward - looking statements may includ e financial and other projections, as well as statements regarding our future plans , strategic objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of hi sto rical fact. We use words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "aim", "forecast", "outlook", "project", "estimate", "target" and similar expressions suggesting fu ture outcomes or events to identify forward - looking statements. The following table identifies the material forward - looking statements contained in this document, together with the material potential risks that we currently believe could cau se actual results to differ materially from such forward - looking statements. Readers should also consider all of the risk factors which follow below the table: Material Forward - Looking Statement Material Potential Risks Related to Applicable Forward - Looking Statement Total Sales Segment Sales  Mandatory stay at home order to help contain COVID - 19 spread could impact vehicle sales, vehicle production and our own producti on  Economic impact of COVID - 19 on consumer confidence  Supply disruptions, including as a result of semiconductor chip shortage currently being experienced in the industry and cons tri ction in the supply of certain types of steel  Concentration of sales with six customers  Shifts in market shares among vehicles or vehicle segments  Shifts in consumer “take rates” for products we sell Unconsolidated Sales  Same risks as for Total Sales and Segment Sales above, excluding “Concentration of sales with six customers”  Risks related to conducting business through joint ventures  Risks related to conducting business in foreign markets Adjusted EBIT Margin, including by Segment Net Income Attributable to Magna Free Cash Flow  Same risks as for Total Sales and Segment Sales above  Operational underperformance  Higher costs incurred to mitigate the risk of supply disruptions, including overtime, premium freight and expenses related to sw itching sub - suppliers  Price concessions  Tax risks Equity Income  Same risks as Unconsolidated Sales  Same risks as Adjusted EBIT Margin and Net Income Attributable to Magna

Forward Looking Statements (cont.) 4 Forward - looking statements are based on information currently available to us and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. While we believe we have a reasonable ba sis for making any such forward - looking statements, they are not a guarantee of future performance or outcomes. In addition to the factors in the table above, whether actual results and developments conform to our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation: Risks Related to the Automotive Industry • economic cyclicality; • regional production volume declines, including as a result of the COVID - 19 (Coronavirus) pandemic; • intense competition; • potential restrictions on free trade; • trade disputes/tariffs; Customer and Supplier Related Risks • concentration of sales with six customers; • OEM consolidation and cooperation; • Emergence of potentially disruptive Electric Vehicle (EV) OEMs; • shifts in market shares among vehicles or vehicle segments; • shifts in consumer "take rates" for products we sell; • quarterly sales fluctuations; • potential loss of any material purchase orders; • a deterioration in the financial condition of our supply base, including as a result of the COVID - 19 (Coronavirus) pandemic; Manufacturing Operational Risks • product and new facility launch risks; • operational underperformance; • restructuring costs; • impairment charges; • labour disruptions; • COVID - 19 (Coronavirus) shutdowns; • supply disruptions and applicable costs related to supply disruption mitigation initiatives, including as a result of the COVID - 19 (Coronavirus) pandemic; • climate change risks; • attraction/retention of skilled labour ; IT Security/Cybersecurity Risks • IT/Cybersecurity breach; • Product Cybersecurity breach; Pricing Risks • pricing risks between time of quote and start of production; • price concessions, including as a result of the COVID - 19 (Coronavirus) pandemic; • commodity costs; • declines in scrap steel/aluminum prices; Warranty / Recall Risks • costs related to repair or replacement of defective products, including due to a recall; • warranty or recall costs that exceed warranty provision or insurance coverage limits; • product liability claims; Acquisition Risks • inherent merger and acquisition risks; • acquisition integration risk; Other Business Risks • risks related to conducting business through joint ventures; • our ability to consistently develop and commercialize innovative products or processes; • our changing business risk profile as a result of increased investment in electrification and autonomous driving, including: higher R&D and engineering costs, and challenges in quoting for profitable returns on products for which we may not have significant quoting experience; • risks of conducting business in foreign markets; • fluctuations in relative currency values; • tax risks; • reduced financial flexibility as a result of an economic shock; • changes in credit ratings assigned to us; Legal, Regulatory and Other Risks • antitrust risk; • legal claims and/or regulatory actions against us; and • changes in laws and regulations, including those related to vehicle emissions or made as a result of the COVID - 19 (Coronavirus) pandemic. In evaluating forward - looking statements or forward - looking information, we caution readers not to place undue reliance on any f orward - looking statement. Additionally, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward - looking statements, including the risks , assumptions and uncertainties above which are: • discussed under the “Industry Trends and Risks” heading of our Management’s Discussion and Analysis; and • set out in our Annual Information Form filed with securities commissions in Canada, our annual report on Form 40 - F filed with th e United States Securities and Exchange Commission, and subsequent filings. Readers should also consider discussion of our risk mitigation activities with respect to certain risk factors, which can be als o found in our Annual Information Form.

Reminders • All amounts are in U.S. Dollars (unless otherwise noted) • Appendix includes reconciliations between GAAP and normalized results (excluding Other Expense, net [Unusual Items]) • Today’s discussion excludes the impact of Other Expense, net (Unusual Items) • “Organic”, in the context of sales movements, means “excluding the impact of foreign exchange, acquisitions and divestitures ” 5

Agenda • 2020 highlights and Q4 2020 operating results • 2021 outlook • Financial strategy 6

7 SWAMY KOTAGIRI Chief Executive Officer

2020 HIGHLIGHTS 8

WEIGHTED GoM 1 +6% 9 Consolidated Sales $10.6B $32.6B FY 2020 12% Adjusted EBIT Margin 10.4% 5.1% FY 2020 410 bps Free Cash Flow $1.7B $1.9B FY 2020 55% Adjusted Diluted EPS $2.83 $3.95 FY 2020 101% Vs. Q4 2019 1 Weighted Growth over Market ( GoM ) compares organic sales growth (%) to vehicle production change (%) after applying Magna geographic sales weighting, excludi ng Complete Vehicles, to regional production Q4 2020 Performance Overview

10 People focus Keeping our employees safe during COVID Named to Fortune’s “Most Admired Companies” and Forbes “Best Employers” list Supporting our communities in the midst of a pandemic Inspiring employee resilience – delivering operational excellence while navigating complexity due to COVID 2020 Accomplishments

Operational Excellence 11 Restructuring program and other actions initiated to reduce cost structure by $200M annually Managed shutdown and ramp up of 300+ facilities through Smart Start playbook 97 customer recognition awards 2020 Accomplishments

Sales growth 2020 Accomplishments 12 Strong sales growth recovery in H2 (5% YoY) Continued sales GoM 1 in 2020: 4% Achieved above market sales growth 1 across all key regions: North America, Europe, and Asia 1 Weighted Growth over Market ( GoM ) compares organic sales growth (%) to vehicle production change (%) after applying Magna geographic sales weighting, excluding Complete Vehicles, to regional production

Driving Innovation 2020 Accomplishments 13 Expanded collaboration ecosystem ( Fisker , LG) Continued focus on innovation aligned with secular trends – Electrification, Autonomy, New Mobility PACE award for light - weighting solutions New business won in core innovation areas: • EV Battery Tray • CLEARVIEW TM Digital Vision System • FREEFORM TM A - surface seat trim

14 VINCE GALIFI Chief Financial Officer

2020 Sales and Margins



SALES
-17%
$39.4B
$32.6B
WEIGHTED GoM¹ +4%
2019
2020
ADJUSTED EBIT MARGIN %
-140bps
6.5%
5.1%
2019
2020

Significant Impact from COVID-19

¹ Weighted Growth over Market (GoM) compares organic sales growth (%) to vehicle production change (%) after applying Magna geographic sales weighting, excluding Complete Vehicles, to regional production

15

H1 and H2 2020 Results



H1
SALES
-37%
$20.7B
$13.0B
WEIGHTED GoM¹ +5%
EBIT %
6.7%
-1.5%
H2
SALES
+5%
$18.7B
$19.7B
WEIGHTED GoM¹ +3%
EBIT %
6.1%
9.5%
2019
2020

Return to Strong Performance in H2

¹ Weighted Growth over Market (GoM) compares organic sales growth (%) to vehicle production change (%) after applying Magna geographic sales weighting, excluding Complete Vehicles, to regional production

16

Q4 2020 Consolidated Sales

MAGNA



+12%
WEIGHTED GoM[1] +6%
$9.4B
$10.6B
Q4 2019
Q4 2020

Key Factors:

- Launch of new programs (+)
- Labour strike at GM in Q4 '19 (+)
- Foreign currency translation (+)
- Global light vehicle production (+)
- Complete Vehicle assembly sales (+)
- End of production of certain programs (-)
- Net customer price concessions (-)

[1] *Weighted Growth over Market (GoM) compares organic sales growth (%) to vehicle production change (%) after applying Magna geographic sales weighting, excluding Complete Vehicles, to regional production*

17

Q4 2020 Adjusted EBIT Margin %

MAGNA



+410bps
6.3%
$590M
10.4%
$1,095M
Q4 2019
Q4 2020

Key Factors:

- Contribution on higher sales (+)
- Improved operational performance (+)
  - Cost savings and efficiencies realized
  - Benefits of restructuring
  - Improvements at underperforming facilities
- Labour strike at GM in Q4 '19 (+)
- Lower ADAS costs, including exit of Lyft partnership (+)
- Higher profit sharing and incentive compensation costs (-)

18

Q4 2020 Earnings 19 ADJUSTED DILUTED EPS ADJUSTED NET INCOME ATTRIBUTABLE TO MAGNA Q4 2019 Q4 2020 Q4 2019 Q4 2020 $433M $851M + 97% $1.41 $2.83 + 101%

Q4 2020 Free Cash Flow 20 Key Factors: • Higher earnings • $186m increased cash from operating assets and liabilities Q4 2019 Q4 2020 $1,077M $1,670M

Annualized Dividend 1 21 1 Based on Q4 run rate ($ per share) Q410 Q411 Q412 Q413 Q414 Q415 Q416 Q417 Q418 Q419 Q420 0.64 0.76 0.88 1.00 1.12 1.32 13% CAGR 0.55 0.50 1.46 1.60 1.72 Increased Q4 Dividend for 11 th Straight Year

2021 OUTLOOK 22

One Magna leveraging breadth of our capabilities Product line leadership Systems level approach Building block technology strategy Disciplined execution and invest in innovation Operational excellence enhances cash generation Innovation spend with a focus on high - growth areas Entrepreneurial spirit and manufacturing expertise 23 SEATING MECHATRONICS MIRRORS COMPLETE VEHICLES EXTERIORS BODY & CHASSIS ELECTRONICS POWERTRAIN LIGHTING Together Enable Magna’s Unique Competitive Position Our Approach

Alignment with Secular Trends 24 Full ADAS capability Enhanced e - Powertrain portfolio Expanded collaboration ecosystem Program awards growing New EV business across all products Enabling automakers and new entrants Complete system expertise Product range fills transition roadmap to EV Leverage new business models New Mobility Magna Well Positioned for Car of the Future

Overview of 2021 Outlook

SALES GROWTH

90+% sales in 2023 already booked

Growth across all segments

MARGIN EXPANSION

World Class Manufacturing initiatives and restructuring benefits

Further driving EBIT margins to 8+% by 2023

CONTINUED GROWTH INVESTMENTS

Average annual engineering spend of ~$600M in megatrend areas

Capital spending stable at approximately 4% of sales

STRONG FREE CASH FLOW

Generate $5.5-6.0B over '21-'23

Continue to invest in the business and return capital to shareholders



25

Financial Outlook – Key Assumptions

MAGNA



Automotive Light Vehicle Production
(millions of units)

	2019	2020	2021	2023
North America	16.3	13.0	15.9	16.3
Europe	21.4	16.5	18.5	20.1
China	24.6	23.5	24.0	26.0

U.S. Foreign Exchange Rates

	2019	2020	2021	2023
Cdn	0.754	0.746	0.770	0.770
Euro	1.119	1.141	1.210	1.210
RMB	0.145	0.145	0.153	0.153

Acquisitions/Divestitures

No material unannounced acquisitions/divestitures

26

CONSOLIDATED OUTLOOK

27

Consolidated Sales

($Billions)


'20-'23
10-12%
CAGR
39.4
32.6
40.0-41.6
43.0-45.5
2019
2020
2021F
2023F

Unweighted Global LV Production CAGR = 6%
(Weighted Global LV Production CAGR = 7%)

- Higher light vehicle production
- Content growth
  - New technologies
  - New facilities
  - Launches
- Consolidation of Getrag entities adds ~$650m to '21 sales
- Positive impact of weaker U.S. dollar, M&A

28

Unconsolidated Sales[1]

($Billions)



'20-'23
43-45%
CAGR
1.6
1.6
2.4-2.6
4.7-4.9
2019[2]
2020[2]
2021F
2023F

Unweighted Global LV Production CAGR = 6%
(Weighted Global LV Production CAGR = 7%)

- Growth primarily driven by:
  - Complete vehicle sales (BJEV JV)
  - Integrated e-drives (HASCO JV)
  - E-mobility components (LG JV)

[1] *Sales at 100% for our unconsolidated entities*
[2] *2019 and 2020 excludes $1.9 billion and $1.4 billion, respectively, from Getrag JVs*

29

Consolidated Adjusted EBIT Margin %[1]



6.5
5.1
7.1-7.5
8.1-8.6
2019
2020
2021F
2023F

	2019	2020	2021F	2023F
Equity Income ($M)	178	189	85-115	155-200

2019-2021
- World Class Manufacturing initiatives and restructuring benefits (+)
- Trending to more normalized level of ADAS engineering costs (+)
- Labour strike at GM in '19 (+)
- License income (+)
- Higher engineering costs for electrification and new mobility (-)
- Lower equity income (ex-Getrag) (-)
- Consolidation of Getrag entities (-)

2021-2023
- Contribution on higher sales (+)
- World Class Manufacturing initiatives and restructuring benefits (+)
- Higher equity income (+)
- License income (-)

[1] *Excluding other expense (income), net*

30

Segment Sales & Adjusted EBIT Margin %[1]


SALES ($B)
BODY EXTERIORS & STRUCTURES
'20-'23 10-12% CAGR
16.5
13.6
16.5-17.1
18.0-19.0
2019
2020
2021F
2023F
POWER & VISION
'20-'23 10-12% CAGR
11.0[2]
9.7
11.6-12.0
13.0-13.6
2019
2020
2021F
2023F
SEATING SYSTEMS
'20-'23 11-13% CAGR
5.6
4.5
5.8-6.1
6.1-6.5
2019
2020
2021F
2023F
COMPLETE VEHICLES
'20-'23 5-8% CAGR
6.7
5.4
6.5-6.8
6.3-6.8
2019
2020
2021F
2023F
ADJUSTED EBIT MARGIN %
7.9
6.0
8.6-9.1
8.7-9.3
2019
2020
2021F
2023F
6.6
5.1
7.2-7.7
10.2-10.8
2019
2020
2021F
2023F
5.6
2.4
5.8-6.3
5.8-6.3
2019
2020
2021F
2023F
2.1
5.1
3.8-4.3
3.8-4.3
2019
2020
2021F
2023F

[1] *Excluding other expense (income), net*
[2] *Excluding $0.4B in sales of Fluid Pressure & Controls (FP&C) business unit sold at end of Q1, 2019*

31

FINANCIAL STRATEGY

32

Capital Allocation Principles

MAGNA

1 Maintain Strong Balance Sheet

- Preserve liquidity and high investment grade credit ratings
  - Adj. debt: Adj. EBITDA ratio between 1.0-1.5x
- Maintain flexibility to invest for growth

2 Invest for Growth

- Organic and inorganic opportunities
- Innovation

3 Return Capital to Shareholders

- Continued dividend growth over time
- Repurchase shares with excess cash

33

Capital Spending

MAGNA



($Billions)
% of Sales[1]
1.9
1.7
1.4
1.1
~1.6
5.1
4.0
3.7
3.5
2017
2018
2019
2020
2021F
2022F
2023F

Level Capital Spending Through Outlook Period

[1] 2021 to 2023 are based on the level of business reflected in our sales outlook

34

Free Cash Flow[1] Generation

MAGNA


($Billions)
Excluding changes in operating assets and liabilities
2.3
1.9
1.6
1.4-1.6
1.2
$5.5-$6.0B (2021-2023)
2017
2018
2019
2020
2021F
2022F
2023F

[1] Free Cash Flow is Cash from Operating Activities plus proceeds from normal course dispositions of fixed and other assets minus capital spending minus investment in other assets

35

Projected Operating Cash Flow Uses 2021-2023

MAGNA


Incremental Investments and Share Repurchases
35-40%
50-55%
Net Internal Investments
10-15%
An Attractive Dividend

Plus debt capacity increases as EBITDA grows

Significant Capacity To Invest For The Future

36

In Summary 37 Sales growth Margin expansion Strong free cash flow generation Continued investment aligned to secular trends

Q&A 38

Q4 2020 RESULTS APPENDIX 39

Sales Performance vs Market (by segment) 40 Reported Organic 1 Performance vs Unweighted Global Production Performance vs Weighted Global Production Body Exteriors & Structures 12% 10% 6% 7% Power & Vision 17% 12% 8% 9% Seating (3%) (2%) (6%) (5%) Complete Vehicles 20% 12% 8% 9% TOTAL SALES 12% 9% 5% 6% Unweighted Production Growth 4% Weighted Production Growth 2 3% 1 Excluding acquisitions net of divestitures and FX movements 2 Calculated by applying Magna geographic sales weighting, excluding Complete Vehicle sales, to regional production Q4 2020 vs Q4 2019

Sales Performance vs Market (by segment)

YTD 2020 vs YTD 2019

	Reported	Organic[1]	Performance vs Unweighted Global Production	Performance vs Weighted Global Production
Body Exteriors & Structures	(18%)	(18%)	(1%)	3%
Power & Vision	(14%)	(12%)	5%	9%
Seating	(20%)	(20%)	(3%)	1%
Complete Vehicles	(19%)	(21%)	(4%)	0%
TOTAL SALES	**(17%)**	**(17%)**	**0%**	**4%**

Unweighted Production Growth	(17%)
Weighted Production Growth[2]	(21%)

[1] Excluding acquisitions net of divestitures and FX movements
[2] Calculated by applying Magna geographic sales weighting, excluding Complete Vehicle sales, to regional production

41

Geographic Sales

Q4 2020 vs Q4 2019


NORTH AMERICA
$4.6B
$5.0B
PRODUCTION 3%
EUROPE
$4.2B
$4.8B
PRODUCTION 3%
ASIA
$649M
$767M
PRODUCTION 5%
(China +10%)
REST OF WORLD
$131M
$128M
S.A. PRODUCTION -3%
Q4 2019
Q4 2020

42

Segment Sales and Adjusted EBIT Margin

MAGNA


BODY EXTERIORS & STRUCTURES
SALES
$3.92B
$4.39B
ADJUSTED EBIT
7.4%
$289M
12.4%
$543M
POWER & VISION
SALES
$2.73B
$3.18B
ADJUSTED EBIT
6.0%
$163M
11.3%
$359M
SEATING
SALES
$1.43B
$1.39B
ADJUSTED EBIT
5.5%
$79M
6.1%
$85M
COMPLETE VEHICLES
SALES
$1.46B
$1.76B
ADJUSTED EBIT
3.0%
$44M
6.3%
$110M
Q4 2019
Q4 2020

Higher Adjusted EBIT $ and % in All Segments

43

Segment Impact on Adjusted EBIT % of Sales

MAGNA

$ MILLIONS

Q4 2020 vs Q4 2019

	Sales	Adjusted EBIT	Adjusted EBIT as a Percentage of Sales
4th Quarter of 2019	$ 9,395	$ 590	6.3%
Increase (Decrease) Related to:			
Body Exteriors & Structures	$ 470	$ 254	2.1%
Power & Vision	$ 454	$ 196	1.6%
Seating Systems	$ (36)	$ 6	0.1%
Complete Vehicles	$ 298	$ 66	0.5%
Corporate and Other	$ (13)	$ (17)	(0.2)%
4th Quarter of 2020	**$ 10,568**	**$ 1,095**	**10.4%**

44

Q4 2020 Cash Flow 45 $ MILLIONS Cash from Operations Net Income + Non - Cash Items $ 1,331 Changes in Non - Cash Operating Assets & Liabilities $ 928 $ 2,259 Investment Activities Fixed Assets $ (560) Investments, Other Assets & Intangibles $ (98) $ (658) Proceeds from Disposition and Other $ 69 Free Cash Flow $ 1,670 Private Equity Investments $ (18) Dividends Paid $ (115)

Leverage Ratio 46 $ MILLIONS LTM EBITDA $ 3,042 Lease Adjustment $ 316 Other $ (10) Adjusted EBITDA $ 3,348 Debt per Balance Sheet $ 4,102 Lease Liability per Balance Sheet $ 1,897 Other $ 237 Adjusted Debt $ 6,236 Adjusted Debt / Adjusted EBITDA (Q4 2020) 1.86x Adjusted Debt / Adjusted EBITDA (Q3 2020) 2.11x Further Improved in Q4 2020

Q4 2020 Reconciliation of Reported Results 47 EXCLUDING OTHER EXPENSE (INCOME), NET $ MILLIONS – EXCEPT PER SHARE FIGURES Reported Other Expense, Net Excl. Other Expense, Net Income Before Income Taxes $ 973 $ 100 $ 1,073 % of Sales 9.2% 10.2% Income Tax Expense $ 223 $ (13) $ 210 % of Pretax 22.9% 19.6% Income Attributable to Non - Controlling Interests $ (12) $ 0 $ (12) Net Income Attributable to Magna $ 738 $ 113 $ 851 Earnings Per Share $ 2.45 $ 0.38 $ 2.83

Q4 2019 Reconciliation of Reported Results 48 EXCLUDING OTHER EXPENSE (INCOME), NET $ MILLIONS – EXCEPT PER SHARE FIGURES Reported Other Income, Net Excl. Other Income, Net Income Before Income Taxes $ 579 $ (8) $ 571 % of Sales 6.2% 6.1% Income Tax Expense $ 134 $ (1) $ 133 % of Pretax 23.1% 23.3% Income Attributable to Non - Controlling Interests $ (5) $ 0 $ (5) Net Income Attributable to Magna $ 440 $ (7) $ 433 Earnings Per Share $ 1.43 $ (0.02) $ 1.41

2021 OUTLOOK

APPENDIX



49

Financial Outlook

$Billions, unless otherwise noted	2021	2023
Sales:		
• Body Exteriors & Structures	16.5 – 17.1	18.0 – 19.0
• Power & Vision	11.6 – 12.0	13.0 – 13.6
• Seating Systems	5.8 – 6.1	6.1 – 6.5
• Complete Vehicles	6.5 – 6.8	6.3 – 6.8
Total Sales	40.0 – 41.6	43.0 – 45.5
Adjusted EBIT Margin %[1]	7.1% – 7.5%	8.1% – 8.6%
Equity Income	85M – 115M	155M – 200M
Interest Expense	~110M	
Income Tax Rate[2]	~23%	
Net Income Attributable to Magna[3]	2.1 – 2.3	
Capital Spending	~1.6	

[1] *Adjusted EBIT Margin is the ratio of Adjusted EBIT to Total Sales*
[2] *The Income Tax Rate has been calculated using Adjusted EBIT and is based on current tax legislation*
[3] *Net Income Attributable to Magna represents Net Income excluding Other expense (income), net*

50

REPORTING SEGMENTS

51

BODY EXTERIORS & STRUCTURES

Segment Sales



($Billions)
'20-'23
10-12%
CAGR
16.5
13.6
16.5-17.1
18.0-19.0
2019
2020
2021F
2023F

Unweighted Global LV Production CAGR = 6%
(Weighted Global LV Production CAGR = 7%)



2021 Sales By Region
65%
28%
6%
1%
N.A.
Eur
Asia
ROW

- Higher light vehicle production
- Lightweighting technologies continue to outgrow market
  - hot stamping, high pressure casting
  - composite liftgates
- Launch first battery frame in '22
- Continued strong growth in China
- Positive impact of weaker U.S. dollar

52

BODY EXTERIORS & STRUCTURES

Segment Adjusted EBIT Margin %[1]

MAGNA


(%)
7.9
6.0
8.6-9.1
8.7-9.3
2019
2020
2021F
2023F
Equity Income ($M)
3
0
0-5
15-20

2019 to 2021

- World Class Manufacturing initiatives and restructuring benefits (+)
- Labour strike at GM in '19 (+)
- Lower tooling contribution (-)

2021 to 2023

- World Class Manufacturing initiatives (+)
- Higher equity income (+)

[1] *Excluding other expense (income), net*

53

POWER AND VISION

Segment Sales

MAGNA


2021 Sales By Region
40%
46%
13%
1%
N.A.
Eur
Asia
ROW


($Billions)
'20-'23
10-12%
CAGR
11.0[1]
9.7
11.6-12.0
13.0-13.6
2019
2020
2021F
2023F
Unweighted Global LV Production CAGR = 6%
(Weighted Global LV Production CAGR = 7%)

- Higher light vehicle production
- Content growth
  - ADAS sales CAGR of 19-23% '20-'23
  - Hybrid DCT business launches late '21
  - Clearview launches '22
- Consolidation of Getrag entities adds ~$650m to '21 sales
- Positive impact of weaker U.S. dollar

[1] *Excluding $0.4B in sales of Fluid Pressure & Controls (FP&C) business unit sold at end of Q1, 2019*

54

POWER AND VISION
Segment Adjusted EBIT Margin %[1]

MAGNA



(%)
6.6
5.1
7.2-7.7
10.2-10.8
2019
2020
2021F
2023F

Equity Income ($M)	2019	2020	2021F	2023F
	174	179	70-85	115-145

[1] *Excluding other expense (income), net*

2019 to 2021
- Trending to more normalized level of ADAS engineering costs (+)
- World Class Manufacturing initiatives and restructuring benefits (+)
- Labour strike at GM in '19 (+)
- Lower equity income (ex. Getrag) (-)
- Higher engineering costs for electrification (-)
- Consolidation of Getrag entities (-)

2021 to 2023
- Contribution on higher sales (+)
- World Class Manufacturing initiatives and restructuring benefits (+)
- Higher equity income (+)
- Trending to more normalized level of ADAS engineering costs (+)
- New facility costs (-)

55

SEATING SYSTEMS
Segment Sales

MAGNA



2021 Sales By Region
62%
25%
10%
3%
N.A.
Eur
Asia
ROW



($Billions)
'20-'23
11-13%
CAGR
5.6
4.5
5.8-6.1
6.1-6.5
2019
2020
2021F
2023F

Unweighted Global LV Production CAGR = 6%
(Weighted Global LV Production CAGR = 7%)

- Higher light vehicle production
- Content growth
  - new programs
  - new technologies
- Acquisition of Hongli in China
- Positive impact of weaker U.S. dollar

56

SEATING SYSTEMS
Segment Adjusted EBIT Margin %[1]

MAGNA



(%)
5.6
2.4
5.8-6.3
5.8-6.3
2019
2020
2021F
2023F
Equity Income ($M)
4
6
0-5
5-10

2019 to 2021

- World Class Manufacturing initiatives and restructuring benefits (+)
- Labour strike at GM in '19 (+)
- Higher launch costs (-)

2021 to 2023

- Stable margins

[1] *Excluding other expense (income), net*

57

COMPLETE VEHICLES
Segment Sales

MAGNA



($Billions)
'20-'23
5-8%
CAGR
6.7
5.4
6.5-6.8
6.3-6.8
2019
2020
2021F
2023F



2021 Sales By Region
97%
2%
1%
N.A.
Eur
Asia
ROW

- Higher vehicle assembly volumes
- Launching Fisker Ocean in late '22
  - Assumed basis of accounting: Value-added
- By '23, expect ~50% of vehicles assembled by Magna Steyr to be EV
- Positive impact of weaker U.S. dollar

58

59 2019 2020 2021F 2023F 2019 to 2021 • Benefits of restructuring and downsizing (+) • License income (+) • Impact of program mix (+) • Equity income from manufacturing JV in China (+) 2021 to 2023 • Impact of program mix (+) • Further equity income as JV volumes ramp up (+) • License income ( - ) COMPLETE VEHICLES 1 Excluding other expense (income), net Segment Adjusted EBIT Margin % 1 2.1 Equity Income ($M) 20 - 25 3 15 - 20 (%) 5.1 3.8 - 4.3 3.8 - 4.3

New Launches 60 NORTH AMERICA Jeep Grand Cherokee 3 - Row Toyota Tundra Ford Bronco Honda Civic Chevrolet Bolt EUV      Body  Power & Vision  Seating GMC Hummer            The picture can't be displayed.

EUROPE
New Launches

MAGNA


Skoda Enyaq


BMW 2 Series Active Tourer


Peugeot 308


Mercedes-Benz EQE


Volkswagen T7


BMW iX

● Body ● Power & Vision ● Seating

61

ASIA
New Launches

MAGNA


Mercedes-Benz C-Class


Ford Mustang Mach E


Geely Emgrand GL


Audi A7 Sportback


Honda Civic

● Body ● Power & Vision ● Seating

62